FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

TABLE OF CONTENTS

Item

1.
Press Release dated August 14, 2008 announcing an electric power trading agreement between Cosan S.A. Indústria e Comércio ("Cosan"), a subsidiary of the registrant and CPFL Comercialização Brasil S.A.

2.	Press Release dated August 14, 2008 announcing that Cosan's subsidiaries Barra Bioenergia S.A. and Cosan Centroeste S.A. Açúcar e Álcool were winners at the 1st Reserve Energy Auction.
3.	Press Release dated August 14, 2008 announcing the acquisition of class A common shares of the registrant, increasing the acquiring entity's interest in Cosan to 7.57% of its common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	August 15, 2008	By:	/S/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer

Item 1
Free Translation

Notice to the Market

COSAN and CPFL enter into
electric power trading agreement

São Paulo, August 14, 2008 – COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa: CSAN3), pursuant to CVM Instruction no. 358, as of January 3, 2002, publicly informs that its wholly-owned subsidiary Barra Bioenergia S.A. has entered into an electric power trading agreement with CPFL Comercialização Brasil S.A. (“CPFL”). By means of Gasa unit, a project for energy co-generation through the use of biomass will be explored, in order to comply with the electric power minimum trading agreement of 2,900,00MWh to 3,600,000MWh in a 15-year period, totaling a current  approximate amount of R$500 million, annually restated by the IGP-M. The agreement also provides for the supply of possible additional energy generated by this unit, inclusively through a greater use of biomass, i.e., the use of sugar cane leaves and straw, in addition to the bagasse. This project will involve investments of R$190 million. In March 2008, a financing request with BNDES was filed, which may finance up to 90% of the project.

COSAN also informs that in view of the early conclusion of its co-generation projects in the Costa Pinto and Rafard plants, estimated to start operating in 2009, it will provide CPFL with 100,000 MWh during a 6-month period with immediate start.

COSAN believes that initiatives as these will contribute to the biomass insertion in the country’s energy matrix.

COSAN
COSAN is one of the largest producers of sugar and ethanol in the world. With a crushing capacity of more than 40 million tonnes of sugar cane, the Company holds over 9% of the local market.

CONTACT: COSAN S.A. Indústria e Comércio

Investor Relations (IR)

Paulo Diniz, CFO and Investor Relations Officer
Luiz Felipe Jansen Mello, Investor Relations Manager
Tel: (11) 3897-9797
E-mail:   ri@cosan.com.br
website: www.cosan.com.br/ir

Media Relations

Máquina da Notícia
Press Office
Tel: (11) 3147-7900

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of COSAN. These are merely projections and, as such, are based exclusively on the expectations of COSAN’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in COSAN’s filed disclosure documents and are, therefore, subject to change without prior notice.

2

Item 2
Free Translation

Notice to the Market

COSAN, units of Barra, Bonfim and Jataí
successfully participate in energy auction

São Paulo, August 14, 2008 – COSAN S.A. INDÚSTRIA E COMÉRCIO announces that its subsidiaries Barra Bioenergia S.A. and Cosan Centroeste S.A. Açúcar e Álcool were winners at the 1st Reserve Energy Auction held on August 14, 2008. By means of the units of Barra, Bonfim and Jataí, projects for energy co-generation will be explored through the use of biomass for a 15-year term, as of 2010, totaling 9,504,600 MWh, a current approximate amount of R$1.5 billion, restated by IPCA. The main characteristics of the project follow in the table below:

Unit	Energy Sold (MWh)	Price (R$/MWh)	Total amount of the Agreement (R$)
Barra	4,134,720.00	156.23	645,949,169.71
Bonfim	1,278,960.00	156.41	200,036,399.00
Jataí	4,090,920.00	155.73	637,070,745.57
Total	9,504,600.00	156.04	1,483,056,314.42

It is worth noting that, in view of these units’ minimum installed capacity and energy already contracted for trading, there is also potential for future sale of 37%, 17% and 16% at the units of Barra, Bonfim and Jataí, respectively. Also, eventual additional energy generated by a greater use of biomass, i.e., the use of sugar cane leaves and straw, in addition to the bagasse, will be traded later.

COSAN believes that the positive outcomes from this auction will contribute to the biomass insertion in the country’s energy matrix.

COSAN
COSAN is one of the largest producers of sugar and ethanol in the world. With a crushing capacity of more than 40 million tonnes of sugar cane, the Company holds over 9% of the local market.

CONTACT: COSAN S.A. Indústria e Comércio

Investor Relations (IR)

Paulo Diniz, CFO and Investor Relations Officer
Luiz Felipe Jansen Mello, Investor Relations Manager
Tel: (11) 3897-9797
E-mail:   ri@cosan.com.br
website: www.cosan.com.br/ir

Media Relations

Máquina da Notícia
Press Office
Tel: (11) 3147-7900

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of COSAN. These are merely projections and, as such, are based exclusively on the expectations of COSAN’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in COSAN’s filed disclosure documents and are, therefore, subject to change without prior notice.

Item 3
Free Translation

Declaration of Acquisition of Relevant Interest

São Paulo, August 14, 2008 – Pursuant to article 12 of CVM Instruction 358 of January 3, 2002, and amendments thereto, Cosan S.A. Indústria e Comércio hereby announces that the Company has received the following letter from JANUS CAPITAL MANAGEMENT LLC:

This letter is filed on behalf of Janus Capital Management LLC ("Janus") pursuant to Article 12 of the CVM Instruction No. 358102 for the purpose of reporting a significant beneficial ownership in Cosan Ltd. (the "Company").  Janus is an investment adviser registered under the U.S. Investment Advisers Act of 1940 that provides investment advice to various mutual funds and other accounts ("Janus Clients").  The shares of the Company are held by Janus on behalf of various Janus Clients only for investment purposes and not to exercise control over the Company.

The following information is provided with respect to Janus and its share ownership of the Company:

Address:	151 Detroit Street Denver, Colorado 80206

Type of Entity:	Limited Liability Company

State and Country of Organization:	Delaware, USA

Nature of Interest:
Janus held all shares attributed to it solely in its capacity as investment adviser to Janus Clients.  Janus has no economic interest (e.g., the right to dividends or proceeds from sale) in the Company's shares.  Janus generally has the right to vote shares of portfolio companies held on behalf of Janus Clients.Percentage.

Ownership:
As of the close of business (Eastern Standard Time) on Tuesday, 12 August 2008, Janus had voting and/or dispositive power with respect to an aggregate of 17,141,850 shares of Class A Common Stock of the Company on behalf of various Janus Clients. Our records indicate that Janus’ current position is 7.57% of the outstanding Common Shares of the Company.

The above percentage was calculated based on our understanding that the Company has 226,242,856 Shares Outstanding for Class A and Class B.

As of close of business (Eastern Standard Time) on Tuesday, 12 August 2008, Janus also had voting and/or dispositive power with respect to an aggregate of 7,306,203 Common Stock of Cosan SA Industria Comercio on behalf of various Janus Clients. Our records indicate that Janus’ current position is 2.68%% of the outstanding Common Shares of the Company. The above percentage was calculated based on our understanding that the Company has 272,548,032 Shares Outstanding.

COSAN
COSAN is one of the largest producers of sugar and ethanol in the world. With a crushing capacity of more than 40 million tonnes of sugar cane, the Company holds over 9% of the local market.

CONTACT: COSAN S.A. Indústria e Comércio

Investor Relations (IR)

Paulo Diniz, CFO and Investor Relations Officer
Luiz Felipe Jansen Mello, Investor Relations Manager
Tel: (11) 3897-9797
E-mail:   ri@cosan.com.br
website: www.cosan.com.br/ir

Media Relations

Máquina da Notícia
Press Office
Tel: (11) 3147-7900

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of COSAN. These are merely projections and, as such, are based exclusively on the expectations of COSAN’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in COSAN’s filed disclosure documents and are, therefore, subject to change without prior notice.